August 26, 2010

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E

Washington D.C. 20549

Attention:      Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Re:          Cephalon, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009 (Filed February 12, 2010), and

Form 10-Q for the Quarterly Period Ended June 30, 2010 (Filed July 28, 2010)

SEC File No. 000-19119

Ladies and Gentlemen,

I am writing on behalf of Cephalon, Inc. (“Cephalon”, the “Company” or “we”) in response to the comments contained in the  letter from the staff of the Securities and Exchange Commission  (the “Staff”) to the Company dated August 13, 2010 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010.  For the convenience of the Staff’s review, I have set forth the comments contained in the Comment Letter along with the responses of the Company.

Form 10-K for Fiscal Year Ended December 31, 2009

Managements Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Inventories, page 81

1.              You state that you expense pre-approval inventory unless you believe it is probable that the inventory will be saleable.  For any product for which you have capitalized a significant amount of costs without approval of the product by the FDA, please disclose:

•                  The current status of the approval process, including any contingencies needed to be resolved prior to obtaining FDA approval, the risks affecting the probability of obtaining FDA approval, and the estimated timing of obtaining approval;

•                  The specific nature of any safety and efficacy, manufacturing, and marketing or labeling issues outstanding and why you do not believe those issues affect its probable future benefit conclusion;

•                  The remaining shelf life of each product, as of each balance sheet date presented, and why you believe you will be able to realize the inventory prior to the shelf life;

•                  The risks and uncertainties surrounding market acceptance of the product once approved and how this will affect the realization of the asset;

•                  The current status of product related litigation such as patent infringement lawsuits and the nature of all contractual restrictions that must be satisfied prior to the sale of the product, if any.  Please include an analysis of the effect any lawsuit and/or contractual restrictions had or will have on their initial assessment that an asset existed as well as their ongoing assessment of the realizability of the capitalized inventory; and

•                  The effects of build-up of pre-launch inventory balances on liquidity.

RESPONSE:

As of December 31, 2009 and through the date of this letter, we did not have any costs capitalized related to products not approved by the FDA.  In future filings, if we have significant capitalized pre-approval inventory we will include disclosures addressing the points outlined in the Staff’s comment above.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Notes to Consolidated Financial Statements

2. Acquisitions and Transactions

Mepha AG

2. Please revise your disclosure to indicate that you applied the acquisition method of accounting and that you recorded the identifiable assets and acquired liabilities assumed at their fair values on the acquisition date.  Please see ASC 805-10-25-1 and ASC 805-20-25-1.  In this regard, unlike the purchase method, the acquisition method does not allocate a purchase price to the assets acquired and liabilities assumed; the purchase method included acquisition costs in the purchase price and required an allocation of that total acquisition cost.

RESPONSE:

We will revise our disclosure in Footnote 2, Acquisitions and Transactions, of the Company’s Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2010, and in other applicable future filings to include the following disclosure:

We applied the acquisition method of accounting to record the business combination. The following table summarizes the estimated fair values of the identified assets and acquired liabilities assumed on April 8, 2010, the acquisition date, as well as the fair value of the noncontrolling interest on the acquisition date:

Cash and cash equivalents	$38,818
Accounts receivable	72,185
Inventory	85,901
Other current assets	2,313
Property and equipment, net	89,458
Intangible assets	311,719
Goodwill	225,150
Other assets	477
Current portion of long term debt	468
Accounts payable	15,873
Accrued expenses	25,210
Long term debt	20,742
Other liabilities	53,891
Deferred tax liabilities	85,150
Noncontrolling interest	38,902

The fair value of inventories acquired included a step-up in the value of inventories of approximately $10.2 million. Approximately $5.0 million and $5.2 million of the inventory step-up was recognized in cost of sales during the second and third quarters of 2010, respectively.  Goodwill is attributable to revenue and operational synergies and is allocated to the European segment. There is no goodwill recognized or deductible for tax purposes.  The book value of the accounts receivable approximates their fair value and gross contractual value.

*****

In addition the Company acknowledges as follows:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

If you have any questions regarding the foregoing, please contact me at (610) 883-5694 or Wilco Groenhuysen at (610) 727-6260.

Sincerely,

/s/ Todd C. Longsworth

Todd C. Longsworth
Associate General Counsel

cc:  Wilco Groenhuysen, Executive Vice President and Chief Financial Officer